April 18, 2007

BY HAND VIA FEDERAL EXPRESS

Mr. Paul Cline, Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 20, 2007

File No. 000-08076

Dear Mr. Cline:

We have received and reviewed your correspondence dated March 29, 2007 related to the Form 10-K for Fiscal Year Ended December 31, 2006 (the “Form 10-K” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) denoted above. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis

Table 1: Selected Financial Data, page 18

1.	We note you use the terms core deposits and wholesale funding throughout management’s discussion and analysis. To assist the reader in understanding your financial analysis, please revise future filings to describe which individual line items aggregate each item or refer the reader to where the information is presented.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the first quarter 2007 10-Q, we will footnote in the Selected Financial Data table the individual line items that aggregate to core deposits and wholesale funding. Core deposits consist of demand deposits, interest checking, savings, money market and other time deposits. Wholesale funding consists of certificates of deposit $100,000 and over, foreign office deposits, federal funds purchased, short-term bank notes, other short-term borrowings and long-term debt.

Table 6: Noninterest Income, page 28

2.	We have the following comments related to earnings credits on compensating balances. Please revise future filings in response to the comments.

a.	Quantify the amount of earnings credits for the periods presented.

Net earnings credits totaled $62.8 million in 2006, $46.9 million in 2005 and $26.4 million in 2004. Fifth Third acknowledges the staff’s comment and confirms that in future filings, we will disclose the amount of earnings credits for the periods presented.

b.	Disclose the nature of earnings credits and how they are calculated.

Commercial customers receive earnings credits to offset the fees charged for banking services on their deposit accounts such as account maintenance, lockbox services, ACH transactions, wire transfers and other ancillary corporate treasury management services. These earnings credits are part of the overall competitive pricing Fifth Third offers its commercial deposit customers. Earnings credits are based on the customer’s average balance in qualifying deposits multiplied by the crediting rate. Qualifying deposits include demand deposits and interest bearing checking accounts. Fifth Third has a standard crediting rate that is adjusted as necessary based on competitive market conditions and changes in short-term interest rates. The crediting rate for an individual customer is negotiated and may be above or below the standard rate. Earnings credits cannot be given in excess of the fees charged for banking services provided, and the excess earnings credits may not be carried forward to future periods. Earnings credits in excess of fees charged for banking services provided are netted against gross earnings credits to arrive at net earnings credits. Fifth Third acknowledges the staff’s comment and confirms that in future filings, we will disclose the nature of earnings credits and how they are calculated.

c.	Please tell us the authoritative literature on which you rely to present the amounts on a net basis with service charges on deposits in noninterest income.

Fifth Third believes that Issue 1 of EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” is analogous and provides the basis to present the earnings credits on a net basis with service charges on deposits. Specifically, Issue 1 states, “that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.” Fifth Third believes that the earnings credits are a cash consideration given to customers as an incentive to hold their deposits at Fifth Third and maintain higher balances and that the presentation appropriately reflects the nature of Fifth Third’s business, how Fifth Third manages its business and is consistent with industry practice.

Business Segment Review, page 31

3.	In your response to comment 1 included in your March 31, 2006 response letter, you state that the discussion of the changes in the results of operations of your business segments will address all periods presented in the consolidated financial statements pursuant to Item 303 of Regulation S-K. It appears that your segment discussion continues to primarily explain changes in the two most recent years. Please revise future filings to include a discussion of your segment results for all periods presented in your financial statements.

Fifth Third acknowledges the staff’s comment and confirms that the discussion in future filings of the changes in the results of operations of Fifth Third’s business segments will address all periods presented in the consolidated financial statements pursuant to Item 303 of Regulation S-K. The discussion of 2006 results versus 2005 results will be included in the 2007 Annual Report on Form 10-K. The disclosure will be consistent with the discussion in the 2006 Annual Report on Form 10-K.

Consolidated Statement of Cash Flows, page 53

4.	We note that you transfer portfolio loans to loans held for sale. Please tell us where you present the proceeds from the sale of the transferred loans in the statements of cash flows and how your presentation considers the requirements of paragraph 9 in SFAS 102.

Fifth Third acknowledges that, under paragraph 9 of SFAS 102, cash flows resulting from the funding and sale of loans that were originated or acquired specifically for resale should be classified as operating cash flows, and cash flows from the funding and sale of loans that were originated or acquired for investment should be classified as investing cash flows. In reviewing its financial statements for the three years ended December 31, 2006, Fifth Third has found that (a) the proceeds of sales of certain residential loans initially held for investment were incorrectly included in operating cash flows, and (b) the funding of certain commercial loans originated to be sold were incorrectly included in investing cash flows. Fifth Third presents in Exhibit A (1) the cash flows as originally reported, (2) the cash flows as reclassified and (3) an analysis of the impact of the reclassifications.

With respect to previously issued financial statements, it is our judgment that correcting this misstatement does not constitute a material change to our Consolidated Financial Statements that would require a restatement of our previously filed December 31, 2006 Form 10-K. In reaching this conclusion, Fifth Third considered both quantitative and qualitative measures as prescribed by SEC Staff Accounting Bulletin (“SAB”) No. 99, “Materiality.” Fifth Third also considered the concept of materiality as stated in Statement of Financial Accounting Concepts No. 2, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Exhibit A demonstrates the quantitative impact of the misstatement on the Consolidated Statements of Cash Flows. Fifth Third recognizes that if the materiality assessment were performed solely on a quantitative assessment on the individual line items and subtotals in the Statements of Cash Flows, the changes could be considered significant. However, Fifth Third believes that this does not constitute a material change for two reasons:

1. Materiality is based on the Consolidated Financial Statements taken as a whole.

Fifth Third notes that the misstatement impacts only the Consolidated Statements of Cash Flows and does not impact any other financial statements or disclosures. Net income, earnings per share, equity and the balance sheet are not impacted by the misstatement, nor are Fifth Third’s liquidity position or capital ratios impacted.

Fifth Third also notes that included in the supplemental cash flow information on the Statements of Cash Flows is the value of loans transferred from portfolio to held for sale. This disclosure assists the user of financial statements in determining the impact from the transfer and sale of loans held for investment on operating cash flows and investing cash flows. The difference in the originally reported cash flows in operating and investing activities and the adjusted cash flows equals the supplemental cash flow information less the relatively minor amount of loans transferred from held for sale to held for investment ($138 million in 2006, $16 million in 2005 and $0 in 2004). While acknowledging the classification is not correct, all the relevant information is presented on the Statements of Cash Flows.

Additionally, Fifth Third considered whether the misstatement in the consolidated cash flow statements would impact the overall consolidated financial statements such that a user would find previously filed financial statements misleading. Fifth Third does not believe that the Statements of Cash Flows and the impact of the misstatement are of equivalent relevance as the Income Statement or Balance Sheet are to users of financial statements for financial services companies. Additionally, in our discussion with analysts and others who follow and review companies in the financial services industry, they generally do not place great emphasis on total cash flows from operating and investing activities when forecasting earnings or reviewing the financial strength of a financial services company.

Furthermore, Fifth Third believes that users are most likely to aggregate activities related to loans held for sale and loans held for investment in order to analyze cash flows related to loans in total. To the extent that users do not aggregate such cash flows (i.e. they distinguish between loans held for sale and loans held for investment in their analyses of cash flows), Fifth Third believes that they would exclude loan related cash flows from their analyses of cash flows relating to other operating activities and other investing activities.

2. Materiality is assessed based upon both qualitative and quantitative factors.

In consideration of the staff’s comments in SAB No. 99, Fifth Third assessed the impact of the misstatement of cash flows between operating and investing captions from a qualitative perspective by considering the following qualitative risk indicators specified in SAB 99. As noted below seven of the nine criteria are not applicable and the other two are not relevant:

1.	“Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.”

The misstatement is not the result of amounts that require significant judgment in their measurement. The nature of the misstatement arises from the improper classification of proceeds from the sale of loans originated to be held for investment as operating activities and certain commercial loan originations that were originated to be sold as investing activities.

2.	“Whether the misstatement masks a change in earnings or other trends.”

The misstatement does not impact earnings or trends in earnings. The misstatement does impact the trends in cash flows from operating and investing but does not change a source of cash flow to a use of cash flow or vice versa. As previously stated, these captions are not commonly used by industry analysts when assessing the performance and health of a financial services company.

3.	“Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.”

The misstatement does not impact net income and therefore does not impact analysts’ consensus for Fifth Third. Analysts for the financial services industry do not typically project cash flows from operating and investing activities and do not use them as a basis for developing expectations.

4.	“Whether the misstatement changes a loss into income or vice versa.”

The misstatement does not change a loss into income or vice versa, as the misstatement has no impact on net income. Additionally, the misstatement does not change a source of cash flow to a use of cash flow or vice versa.

5.	“Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.”

The misstatement does not impact net income nor does it impact segment reporting as cash flows are presented on a consolidated basis.

6.	“Whether the misstatement affects the registrant’s compliance with regulatory requirements.”

The misstatement does not affect Fifth Third’s compliance with any regulatory requirements and does not cause any change to Fifth Third’s well-capitalized status in any period.

7.	“Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.”

The misstatement does not affect Fifth Third’s compliance with any loan covenants or other contractual requirements in any period.

8.	“Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.”

The misstatement would not and did not result in an increase in management’s compensation. Fifth Third has no incentive plans that are based on cash flow measures.

9.	“Whether the misstatement involves concealment of an unlawful transaction.”

The nature of the misstatement does not involve concealment of an unlawful transaction.

Based on the nature of the misstatement, it is Fifth Third’s judgment that correcting the misstatement does not constitute a material change to our Consolidated Financial Statements that would require a restatement of our previously filed December 31, 2006 Form 10-K and applicable Forms 10-Q. Further, Fifth Third does not believe there is a substantial likelihood that the facts would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available nor does it believe as a result of this misstatement in its consolidated financial statements that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the items. Nevertheless, Fifth Third will prospectively correct its classifications in the statement of cash flows in accordance with paragraph 9 of SFAS 102 in future filings effective with the Form 10-Q for the first quarter of 2007. Prior periods will be reclassified to conform to current period presentation.

Beginning with its Form 10-Q for the first quarter of 2007, Fifth Third will take steps to ensure that cash flows are classified in accordance with paragraph 9 of SFAS 102. Fifth Third will also provide the following disclosure in Note 1 to the Condensed Consolidated Financial Statements:

During the first quarter of 2007, Fifth Third reclassified cash flows from the sale of residential mortgage loans originally held for investment from operating activities to investment activities and cash flows from commercial loans originated to be sold from investing activities to operating activities. Fifth Third corrected an error related to the previously misclassified cash flows for these loans to conform to accounting principles generally accepted in the United States of America. Fifth Third considered these reclassifications to be immaterial to the financial statements taken as a whole. All prior periods have been reclassified to conform to the current period presentation. Fifth Third will include the reclassified amounts for 2005 and 2006 in its Form 10-K for 2007.

The table below presents the reclassifications required for the years 2004-2006.

For the years ended December 31,
Adjusted ($ in millions)	2006	2005	2004
Increase in loans held for sale	$(8,671)	(8,683)	(5,253)
Proceeds from loans held for sale	8,812	7,881	6,684
Net Cash Provided by Operating Activities	1,454	765	2,881

Increase in loans and leases	(5,145)	(8,297)	(7,284)
Proceeds from sale of loans	540	1,816	140
Net Cash Provided by (Used in) Investing Activities	5,237	(2,829)	(3,123)

Originally Reported ($ in millions)	2006	2005	2004
Increase in loans held for sale	$(7,172)	(7,084)	(4,788)
Proceeds from loans held for sale	9,352	9,697	6,824
Net Cash Provided by Operating Activities	3,493	4,180	3,486

Increase in loans and leases	(6,644)	(9,896)	(7,749)
Proceeds from sale of loans	—	—	—
Net Cash Provided by (Used in) Investing Activities	3,198	(6,244)	(3,728)

Difference ($ in millions)	2006	2005	2004
Increase in loans held for sale	$(1,499)	(1,599)	(465)
Proceeds from loans held for sale	(540)	(1,816)	(140)

Net Cash Provided by Operating Activities	(2,039)	(3,415)	(605)

Increase in loans and leases	1,499	1,599	465
Proceeds from sale of loans	540	1,816	140

Net Cash Provided by (Used in) Investing Activities	2,039	3,415	605

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-7996 or David DeBrunner, Senior Vice President and Controller, at (513) 534-6828.

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall
Executive Vice President and Chief Financial Officer

Enclosure:	Exhibit A

cc (with enclosure): Deloitte & Touche LLP

EXHIBIT A

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Adjusted			Originally Reported
For the years ended December 31 ($ in millions)	2006	2005	2004	2006	2005	2004
Operating Activities
Net Income	$1,188	1,549	1,525	$1,188	1,549	1,525
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	343	330	268	343	330	268
Cumulative effect of change in accounting principle, net of tax	(4)	—	—	(4)	—	—
Depreciation, amortization and accretion	399	405	459	399	405	459
Stock-based compensation expense	77	65	87	77	65	87
Benefit for deferred income taxes	(21)	(16)	(13)	(21)	(16)	(13)
Realized securities gains	(44)	(46)	(58)	(44)	(46)	(58)
Realized securities gains - non-qualifying hedges on mortgage servicing rights	(3)	—	—	(3)	—	—
Realized securities losses	408	7	95	408	7	95
Proceeds from sales/transfers of residential mortgage and other loans held for sale	8,812	7,881	6,684	9,352	9,697	6,824
Net gains on sales of loans	(131)	(162)	(112)	(131)	(162)	(112)
Increase in residential mortgage and other loans held for sale	(8,671)	(8,683)	(5,253)	(7,172)	(7,084)	(4,788)
(Increase) decrease in trading securities	(70)	(40)	259	(70)	(40)	259
Net gain on divestitures	—	—	(91)	—	—	(91)
Increase in other assets	(1,440)	(922)	(861)	(1,440)	(922)	(861)
(Decrease) increase in accrued taxes, interest and expenses	(31)	42	(35)	(31)	42	(35)
Increase (decrease) in other liabilities	642	355	(73)	642	355	(73)

Net Cash Provided by Operating Activities	1,454	765	2,881	3,493	4,180	3,486

Investing Activities
Proceeds from sales of available-for-sale securities	12,568	5,912	11,331	12,568	5,912	11,331
Proceeds from calls, paydowns and maturities of available-for-sale securities	3,033	5,271	6,234	3,033	5,271	6,234
Purchases of available-for-sale securities	(4,676)	(7,785)	(13,425)	(4,676)	(7,785)	(13,425)
Proceeds from calls, paydowns and maturities of held-to-maturity securities	38	48	42	38	48	42
Purchases of held-to-maturity securities	(5)	(181)	(148)	(5)	(181)	(148)
(Increase) decrease in other short-term investments	(651)	402	(264)	(651)	402	(264)
Increase in loans and leases	(5,145)	(8,297)	(7,284)	(6,644)	(9,896)	(7,749)
Proceeds from sale of loans	540	1,816	140	—	—	—
(Increase) decrease in operating lease equipment	(77)	124	357	(77)	124	357
Purchases of bank premises and equipment	(443)	(437)	(391)	(443)	(437)	(391)
Proceeds from disposal of bank premises and equipment	60	56	23	60	56	23
Cash received on divestitures	—	—	233	—	—	233
Net cash (paid) acquired in business combination	(5)	242	29	(5)	242	29

Net Cash Provided by (Used In) Investing Activities	5,237	(2,829)	(3,123)	3,198	(6,244)	(3,728)

Financing Activities
Increase in core deposits	1,467	3,874	3,327	1,467	3,874	3,327
Increase (decrease) in certificates - $100,000 and over, including foreign office	479	1,491	(2,962)	479	1,491	(2,962)
(Decrease) increase in federal funds purchased	(3,902)	130	(2,238)	(3,902)	130	(2,238)
(Decrease) increase in short-term bank notes	—	(775)	275	—	(775)	275
Decrease in other short-term borrowings	(1,462)	(687)	(1,210)	(1,462)	(687)	(1,210)
Proceeds from issuance of long-term debt	3,731	4,665	11,128	3,731	4,665	11,128
Repayment of long-term debt	(6,441)	(3,782)	(6,283)	(6,441)	(3,782)	(6,283)
Payment of cash dividends	(867)	(794)	(704)	(867)	(794)	(704)
Exercise of stock-based awards, net	43	96	89	43	96	89
Purchases of treasury stock	(82)	(1,649)	(987)	(82)	(1,649)	(987)
Other	2	12	9	2	12	9

Net Cash (Used In) Provided by Financing Activities	(7,032)	2,581	444	(7,032)	2,581	444

(Decrease) Increase in Cash and Due from Banks	(341)	517	202	(341)	517	202
Cash and Due from Banks at Beginning of Year	3,078	2,561	2,359	3,078	2,561	2,359

Cash and Due from Banks at End of Year	$2,737	3,078	2,561	$2,737	3,078	2,561

Cash Payments
Interest	$3,051	1,952	1,096	$3,051	1,952	1,096
Income taxes	489	676	708	489	676	708
Supplemental Cash Flow Information
Transfer from portfolio loans to loans held for sale, net	—	—	—	1,901	3,399	605
Business Acquisitions:
Fair value of tangible assets acquired (noncash)	6	5,149	921	6	5,149	921
Goodwill and identifiable intangible assets acquired	17	1,297	282	17	1,297	282
Liabilities assumed and note issued	(18)	(5,179)	(916)	(18)	(5,179)	(916)
Stock options	—	(63)	(36)	—	(63)	(36)
Common stock issued	—	(1,446)	(281)	—	(1,446)	(281)
Securitizations:
Capitalized servicing rights	—	—	9	—	—	9
Residual interest	—	—	21	—	—	21
Available-for-sale securities retained	—	—	21	—	—	21

EXHIBIT A

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Adjusted		Originally Reported
For the three months ended March 31 ($ in millions)	2006	2005	2006	2005
Operating Activities
Net income	363	405	363	405
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	78	67	78	67
Depreciation, amortization and accretion	94	95	94	95
Cumulative effect of change in accounting principle, net of tax	(4)	—	(4)	—
Stock-based compensation expense	15	18	15	18
Benefit for deferred income taxes	(9)	—	(9)	—
Realized securities gains	(2)	(16)	(2)	(16)
Realized securities losses	1	2	1	2
Proceeds from sales/transfers of residential mortgage and other loans held for sale	2,391	2,096	2,484	2,134
Net gains on sales of loans	(35)	(32)	(35)	(32)
Increase in residential mortgage and other loans held for sale	(1,802)	(2,334)	(1,249)	(1,893)
Increase in trading securities	(39)	(51)	(39)	(51)
Increase in other assets	(24)	(395)	(24)	(395)
Increase in accrued taxes, interest and expenses	120	125	120	125
(Decrease) increase in other liabilities	(25)	482	(25)	482

Net Cash Provided by Operating Activities	1,122	462	1,768	941

Decrease in reported cash provided by operating activities	(646)	(479)
	-37%	-51%
Investing Activities
Proceeds from sales of available-for-sale securities	115	2,396	115	2,396
Proceeds from calls, paydowns and maturities of available-for-sale securities	727	1,636	727	1,636
Purchases of available-for-sale securities	(441)	(3,854)	(441)	(3,854)
Proceeds from calls, paydowns and maturities of held-to-maturity securities	26	—	26	—
Purchases of held-to-maturity securities	(2)	(46)	(2)	(46)
Increase in other short-term investments	—	(652)	—	(652)
Increase in loans and leases	(1,663)	(1,263)	(2,216)	(1,704)
Proceeds from sale of loans	93	38	—	—
Decrease in operating lease equipment	1	66	1	66
Purchases of bank premises and equipment	(136)	(114)	(136)	(114)
Proceeds from disposal of bank premises and equipment	28	7	28	7
Net cash (paid) acquired in business combination	(5)	242	(5)	242

Net Cash Used In Investing Activities	(1,257)	(1,544)	(1,903)	(2,023)

Increase in reported cash provided by investing activities	646	479
	34%	24%
Financing Activities
Increase in core deposits	441	452	441	452
Increase in certificates - $100,000 and over, including foreign office	1,134	2,791	1,134	2,791
Decrease in federal funds purchased	(1,607)	(2,523)	(1,607)	(2,523)
Decrease in other short-term notes	—	(7)	—	(7)
Increase in short-term borrowings	213	—	213	—
Proceeds from issuance of long-term debt	1,309	2,496	1,309	2,496
Repayment of long-term debt	(1,745)	(463)	(1,745)	(463)
Payment of cash dividends	(211)	(194)	(211)	(194)
Exercise of stock-based awards, net	18	26	18	26
Purchases of treasury stock	—	(1,640)	—	(1,640)
Other	(1)	3	(1)	3

Net Cash (Used In) Provided by Financing Activities	(449)	941	(449)	941

Decrease in Cash and Due from Banks	(584)	(141)	(584)	(141)
Cash and Due from Banks at Beginning of Period	3,078	2,561	3,078	2,561

Cash and Due from Banks at End of Period	2,494	2,420	2,494	2,420

Cash Payments
Interest	689	372	689	372
Federal income taxes	—	16	—	16
Supplemental Cash Flow Information
Transfer from portfolio loans to loans held for sale, net	93	23	646	465
Business acquisitions:
Fair value of tangible assets acquired (noncash)	6	5,149	6	5,149
Goodwill and identifiable intangible assets acquired	17	1,293	17	1,293
Liabilities assumed and note issued	(18)	(5,186)	(18)	(5,186)
Stock options	—	(52)	—	(52)
Common stock issued	—	(1,446)	—	(1,446)